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Meet Our Community Round Investors
Craig Vercruysse
Former health system operator and investor in 20+ health tech ventures
"When I was a health system operator accountable for the oncology service line, we would have jumped at the chance to add this kind of service for our patients so that we could stay connected to them and they could feel more confident in their remission period. The After Cancer is solving a critical need that has historically been a gap in the health care delivery system."
the aftercancer
Reserve your spot on our WeFunder page

The After Cancer
Published by Later · 20 June at 04:00 ·

Why did Craig invest in The After Cancer?

After spending years leading health systems, Craig saw firsthand what happens when cancer treatment ends: patients are often left to navigate survivorship on their own.

That's why he believes survivorship care isn't a nice-to-have, it's a critical missing piece of cancer care.

As a former health system executive and investor in 20+ health tech companies, Craig recognizes the opportunity to help hospitals stay connected to survivors, improve outcomes, and address a longstanding gap in healthcare delivery.

We're proud to have leaders like Craig supporting our mission to ensure no survivor feels abandoned after treatment.

Join Craig and other survivors, caregivers, clinicians, operators, and advocates who are investing in the future of survivorship care.

🔗 Reserve your spot on our WeFunder page: https://wefunder.com/the.after.cancer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#TheAfterCancer #CommunityRound #CancerSurvivorship #DigitalHealth #HealthcareInnovation #HealthTech #Oncology #HospitalLeadership #StartupInvesting #Wefunder #LifeAfterCancer See less


Reserve your spot on our WeFunder page
Our community round is live!
the aftercancer
Join us in redefining the future of cancer survivorship

The After Cancer

Published by Later · 15 June at 19:56 ·

Today is the day.

The After Cancer Community Round is officially live.

When we started this company, we had a simple belief: life after cancer deserves better.

Too many survivors finish treatment only to find themselves navigating side effects, fear of recurrence, lifestyle changes, and emotional challenges with little to no support. Meanwhile, hospitals and clinicians often lack the resources to provide survivorship care at scale.

Over the last year, we've worked alongside survivors, caregivers, clinicians, and healthcare organizations to build a different future.

Today, we're opening the opportunity for our community to become part of that future as investors.

Because we believe something this personal should be built with the people who understand why it matters.

If you've been touched by cancer—as a survivor, caregiver, clinician, family member, or friend—we'd be honored to have you join us.

🔗 Reserve your spot on our Wefunder page: https://wefunder.com/the.after.cancer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#LifeAfterCancer #CancerSurvivorship #CancerCare #Oncology #DigitalHealth #HealthTech #StartupInvesting #HealthcareInnovation #CommunityRound #TheAfterCancer **See less**

Mariana Arnaut <[redacted]

Every company starts with a story. Ours started with cancer.

Mariana | The After Cancer <[redacted]

To: '[redacted]

Sun, Jun 21, 2026 at 3:55 PM

Every company starts with a story. Ours started with cancer.

Tomorrow, we're opening the doors for a live conversation with the founders of The After Cancer.

Register to the Event

Over the past few weeks, many of you have joined our Community Round because you believe cancer survivorship care can be better. Tomorrow is an opportunity to meet the people behind this campaign, hear the personal stories that led us to start The After Cancer, and learn more about the mission we're building.


Community Round Conversations
Why we started
The After Cancer
Join us live to hear the personal stories behind The After Cancer co-founders, learn about our Community Round, and ask us anything.
June 22nd at 12pm ET
Mariana Arnaut
Dr. Chasse Bailey-Dorton
Caroline Knudsen

For our Medical Director, Dr. Chasse Bailey-Dorton, it was her own experience as a cancer survivor that inspired her to dedicate her career to survivorship care and integrative oncology.

For Caroline Knudsen, our COO, it was working in healthcare for over a decade and witnessing the impact cancer had on people after treatment ended.

For me, it was watching several people in my family go through cancer and realizing that survivors are often left to navigate recovery, fear of recurrence, side effects, and lifestyle changes on their own.

Those experiences led us to ask a simple question: **Why is so little attention given to helping cancer survivors live well after treatment?**

Today, we're building a survivorship care platform that helps healthcare organizations support patients after treatment, ensuring survivors have access to the education, tools, community, and guidance they need to navigate life after cancer.

📅 June 22nd
🕛 12:00 PM ET
🔗 Click here to register

We'd love for you to join us. See you tomorrow!

Join the Community Round


Mariana Arnaut
CEO & Co-Founder

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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© 2026 The After Cancer Corporation

5540 Centerview Drive
Raleigh, Raleigh 27606, United States

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the after cancer

Mariana Arnaut <[redacted]

We wear our scars as badges

Mariana | The After Cancer <[redacted]> Sat, Jun 6, 2026 at 3:30 PM

the aftercancer

We wear our scars as badges

Something special about our team and the community we've built around The After Cancer is that we're surrounded by people whose lives have been touched by cancer.

It starts with the founding team. I've had several cases of cancer in my family, which led me on a personal journey to understand how to reduce and manage my own risk. Chasse Bailey-Dorton, our Medical Director, is a cancer survivor herself. Her experience inspired her to pursue a fellowship in Integrative Medicine and dedicate her medical career to survivorship and integrative oncology. Caroline Knudsen, our COO, has always been passionate about healthcare and has also seen the impact of cancer on close family members and friends.

The three of us drew on our personal experiences to drive change and create impact. For us, advocating wasn't enough. We felt compelled to build something that every survivor needs.


Turn your experience into impact
JOIN OUR COMMUNITY ROUND

There's a concept called post-traumatic growth — the idea that people can emerge from life-changing experiences with a deeper sense of purpose. There is something profoundly cathartic about transforming pain into action. It helps us move through grief and come out stronger. Cancer is no different.

We've built a community of survivorship experts, clinicians, survivors, and advocates who contribute to our programs and care delivery. Time and time again, they raise their voices and share their stories to provide the support they wish they had received themselves.

This is one of the reasons we opened a community round. We want to continue working alongside the people who understand this problem best, not only by listening to their experiences, but also by giving them the opportunity to become owners in what we're building.

Click on the images below to hear from two members of our care team about how they transformed their experiences into purposeful action.


ALEXIS MENCOS


CHRISTI LEE

If you have a scar, speak from it and use it to create change. We invite you to join us in building what comes after cancer.

Join the Community Round


Mariana Arnaut
CEO & Co-Founder
[redacted]

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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© 2026 The After Cancer Corporation

[redacted]

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Life after treatment can feel like being dropped on a desert island

Mariana | The After Cancer <[redacted]>

Sun, Jun 14, 2026 at 4:00 PM

Life after treatment can feel like being dropped on a desert island

To put it plainly: finishing cancer treatment can feel like moving from your hometown to a desert island with no preparation.

Join the Community Round

In your hometown, you know where to go when you need help. You recognize the sounds around you. You have a routine. You have people nearby. You have a sense of orientation.

Active cancer treatment, despite everything, can feel similar. There is structure. You know when you have treatment, when you have scans, when you have bloodwork. You go to the cancer center regularly. There is usually a nurse, social worker, or doctor you can ask when something feels wrong. There is a plan.

Then the treatment phase ends. The appointments slow down. The medical team feels farther away. The routine disappears. And suddenly, many survivors feel like they have been dropped into the wild without a map.

What if the cancer comes back?
How would I know?
What can I do to reduce my risk?
Is this pain normal?
Is this fatigue expected?
Should I call someone?

Every symptom can become a trigger. Every decision can feel uncertain. The body that carried you through treatment now feels unfamiliar.


the
aftercancer
Help build a future
where no survivor
feels abandoned.
JOIN OUR COMMUNITY ROUND

If you were dropped on a desert island without preparation, you would live in constant fight-or-flight mode. You would wonder where to find clean water, what was safe to eat, what sounds meant danger, and what tools you needed to survive.

Now imagine trying to win *Survivor* as a cancer survivor.

You would need the right team.
You would need a plan.
You would need knowledge.
You would need tools.
You would need support for each phase of the journey.

That is what survivorship care is.

Survivorship care is the support cancer survivors need after treatment ends, across physical, emotional, and lifestyle needs. It includes side effect management, risk-reducing lifestyle approaches, emotional well-being, and guidance for rebuilding life after cancer.

At The After Cancer, we built a platform to meet survivors where they are in that journey. We help people navigate life after treatment with structure, guidance, community, expert support, and personalized tools. Because cancer survivorship should not feel like surviving in the wild.

If you or a loved one has learned how to navigate the island, help us build a map for those who come next. We invite you to join us in building what comes after cancer.

Join the Community Round


Mariana Arnaut
CEO & Co-Founder

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is

filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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© 2026 The After Cancer Corporation

5540 Centerview Drive
Raleigh, Raleigh 27606, United States

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Mariana Arnaut <[redacted]

Invest in what comes after cancer

Mariana | The After Cancer <[redacted]

Sat, May 30, 2026 at 2:59 PM

Invest in what comes after cancer

For the past year, we’ve been building The After Cancer alongside an amazing community of cancer survivors, caregivers, clinicians, and partners. Now, we're inviting you to own part of our mission.


Invest in what
comes after cancer

Why open a community round?

Because we believe something this personal should be built alongside the people who understand the problem best.

Every week, we hear from survivors trying to rebuild their lives after treatment, oncologists who don't have enough time to support patients beyond the clinic, nurses trying to meet their patients needs with limited resources, and caregivers searching for answers about what comes next.

Those experiences are what shaped The After Cancer.

As we grow, we want to bring these voices closer to the company - not just as users, patients, clinicians, and advocates, but as investors.

This community round gives you the opportunity to invest in the future of survivorship care and help us build the platform supporting millions of people navigating life after cancer.

Join the Community Round

What is The After Cancer?

The After Cancer helps hospitals support cancer survivors after treatment ends.

Through our digital platform, patients receive access to expert guidance, educational resources, community support, and personalized tools to help them navigate life after cancer.

For healthcare providers, we offer a scalable way to deliver survivorship care without adding clinical staff.

Our mission is simple: make sure no survivor has to navigate life after cancer alone.

Why get involved?


Build the future of
cancer survivorship
BECOME AN INVESTOR

The After Cancer was built because patients, caregivers, clinicians, and families shared their experiences with us.

Now we're inviting those same voices to help shape our future.

By participating in our community round, you're becoming an investor in The After Cancer - not simply supporting our mission, but helping build the company itself.

Together, we can create a future where no survivor has to navigate life after cancer alone.

Join the Community Round

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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---

the after cancer

© 2026 The After Cancer Corporation

[redacted]

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